FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
General Manager of
Corporate Financial & Accounting Division

Date: October 30, 2008

Information furnished on this form :

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Six Months Ended September 30, 2008

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Six Months Ended September 30, 2008

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

1. Consolidated financial information for the six months ended September 30, 2008 :

(1) Consolidated results of operations :

	(Japanese yen)
	Six months ended September 30,
	2007		2008
Net sales	¥636,560 million		¥658,717 million
% change from the previous period	3.4%		3.5%
Profit from operations	67,823 million		62,229 million
% change from the previous period	7.4%		(8.2	) %
Income before income taxes	81,480 million		74,008 million
% change from the previous period	12.6%		(9.2	) %
Net income	50,620 million		45,249 million
% change from the previous period	(5.4	) %	(10.6	) %
Earnings per share :
Basic	¥267.66		¥238.63
Diluted	267.06		238.52

(2) Consolidated financial position :

	(Japanese yen)
	March 31, 2008	September 30, 2008
Total assets	¥1,976,746 million	¥1,990,315 million
Stockholders’ equity	1,451,165 million	1,478,841 million
Stockholders’ equity to total assets	73.4%	74.3%
Stockholders’ equity per share	¥7,659.72	¥7,792.14

2. Dividends :

	(Japanese yen)
	Year ended March 31, 2008	Year ending March 31, 2009
Interim dividends per share	¥60	¥60
Year-end dividends per share	60	60	(forecasted)

Annual dividends per share	¥120	¥120	(forecasted)

Note :

Dividends per share for the year ending March 31, 2009 are forecasted to be 120 yen on annual basis. There was no revision on the above forecasts of dividend from those previously announced.

3. Consolidated financial forecasts for the year ending March 31, 2009 :

(Japanese yen)
Year ending March 31, 2009
Net sales	¥1,240,000 million
% change from the year ended March 31, 2008	(3.9)%
Profit from operations	74,000 million
% change from the year ended March 31, 2008	(51.4)%
Income before income taxes	94,000 million
% change from the year ended March 31, 2008	(46.2)%
Net income	56,000 million
% change from the year ended March 31, 2008	(47.8)%
Forecast of earnings per share :	¥295.19

Note :

There were revisions on the above consolidated financial forecasts from those previously announced. Please refer to the accompanying “3. Consolidated Financial Forecasts for the Year Ending March 31, 2009” on page 11.

Earnings per share amount is computed based on Statement of Financial Accounting Standards (“SFAS”) No.128. Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the six months ended September 30, 2008.

4. Others:

(1) Increase or decrease in significant subsidiaries during this period:

None.

(2) Adoption of concise quarterly accounting method or procedure:

Not applicable.

(3) Changes in accounting principles, procedures and financial statements’ presentation:

Changes due to adoption of new accounting standards:

Please refer to the accompanying “4. Other Information” on page 14.

Changes due to other than adoption of new accounting standards:

None.

(4) Number of shares (common stock):

	March 31, 2008	September 30, 2008
Number of shares issued	191,309,290	191,309,290
Number of shares in treasury	1,855,119	1,523,228

	Six months ended September 30,
	2007	2008
Number of shares outstanding (average)	189,119,069	189,620,883

Instruction for forecasts and other notes:

With regard to the premise of the forecasts set forth elsewhere in this Form 6-K, please refer to the accompanying “Forward-Looking Statements” on page 13.

(Reference)

Non-consolidated financial information of Kyocera Corporation for the six months ended September 30, 2008:

(1) Results of operations :

	(Japanese yen)
	Six months ended September 30,
	2007		2008
Net sales	¥264,117 million		¥316,061 million
% change from the previous period	1.7%		19.7%

Profit from operations	20,396 million		12,170 million
% change from the previous period	(4.2)%		(40.3)%

Recurring profit	39,374 million		34,897 million
% change from the previous period	19.9%		(11.4)%

Net income	27,504 million		25,443 million
% change from the previous period	(18.3	) %	(7.5)%

Earnings per share:
Basic	¥145.43		¥134.18
Diluted	¥145.10		¥134.12

(2) Financial position:

	(Japanese yen)
	March 31, 2008	September 30, 2008
Total assets	¥1,465,960 million	¥1,460,200 million
Net assets	1,219,415 million	1,226,957 million
Net assets to total assets	83.2%	84.0%
Net assets per share	6,436.46	6,464.95

Business Results, Financial Conditions and Prospects

1. Business Results for the Six Months Ended September 30, 2008

(1) Economic Situation and Business Environment

In the six months ended September 30, 2008 (the “first half”), the spread of financial insecurity triggered by the situation in the United States impacted the real economy, such as slow personal consumptions and decreased capital investment, causing slow growth in the global economy. In the Japanese economy, exports stagnated due to the effect of deceleration in overseas economies, while capital investment posted sluggish growth owing to deterioration in corporate earnings due to appreciation of the yen. Coupled with these factors, personal consumption softened amid heightened uncertainty regarding the future of the economy.

In the digital consumer equipment market, which is a principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), demand for high-end mobile phone handsets weakened in Japanese, European and U.S. markets, resulting in a severe business environment for components used in these products. In addition, a protracted upgrade cycle for mobile phone handsets resulting from the introduction of a new retail method led to a considerable slowdown in demand for mobile phone handsets in the Japanese market compared with the six months ended September 30, 2007 (the “previous first half”).

The solar energy market continued to expand on the back of burgeoning demand amid increasing awareness of solar power as a viable alternative energy source.

Average exchange rates for the first half were ¥106 to the U.S. dollar and ¥163 to the Euro. The yen appreciated ¥13 against the U.S. dollar and depreciated ¥1 against the Euro respectively compared with the average exchange rates in the previous first half.

(2) Consolidated Financial Results

Consolidated net sales for the first half amounted to ¥658,717 million, an increase of 3.5% compared with the previous first half due mainly to the addition of sales from the mobile phone business of SANYO Electric Co., Ltd. (“SANYO”), acquired on April 1, 2008 and to an increase in sales of the solar energy business.

Profit from operations for the first half decreased by 8.2% compared with the previous first half to ¥62,229 million due, among others, to the impact of a slowdown in demand, a decline in selling prices of electronic components for digital consumer equipment, and due to a decrease of sales in information equipment such as digital multifunctional peripherals (MFPs) on the back of an economic slowdown in Europe and the United States.

Income before income taxes for the first half decreased by 9.2% to ¥74,008 million compared with the previous first half. Net income for the first half also decreased by 10.6% to ¥45,249 million compared with the previous first half.

	(Yen in millions, except per share amounts and exchange rate)
	Six months ended September 30,				Increase (Decrease) (%)
	2007		2008
	Amount	%	Amount	%
Net sales	636,560	100.0	658,717	100.0	3.5
Profit from operations	67,823	10.7	62,229	9.4	(8.2)
Income before income taxes	81,480	12.8	74,008	11.2	(9.2)
Net income	50,620	8.0	45,249	6.9	(10.6)
Diluted earnings per share	267.06	—	238.52	—	(10.7)
Average US$ exchange rate	119	—	106	—	—
Average Euro exchange rate	162	—	163	—	—

(3) Consolidated Financial Results by Reporting Segment

(i) Components Business :

Sales in the components business increased by 3.2% compared with the previous first half to ¥343,888 million, while operating profit decreased by 17.5% to ¥40,372 million with an operating profit ratio of 11.7%.

1) Fine Ceramic Parts Group

This reporting segment includes fine ceramic components and automotive components.

As a result of a decrease in sales of components for semiconductor fabrication equipment and automotive components on the back of stagnating business environment, overall sales and operating profit in this reporting segment decreased compared with the previous first half.

2) Semiconductor Parts Group

This reporting segment includes ceramic packages and organic packages.

Demand for ceramic packages for crystal and SAW devices and ceramic packages for CCD/CMOS image sensors increased, while sales of organic packages such as flip chip packages expanded. As a result, overall sales and operating profit in this reporting segment increased compared with the previous first half.

3) Applied Ceramic Products Group

This reporting segment includes solar cells and modules, solar power generating systems, cutting tools, medical and dental implants, and jewelry and applied ceramic related products.

Both sales and operating profit increased considerably for the first half in this reporting segment compared with the previous first half due mainly to growth in sales in the solar energy business overseas, notably in Europe and the United States.

4) Electronic Device Group

This reporting segment includes electronic components such as various types of capacitors, crystal related products, connectors, and thin-film products such as thermal printheads.

Although sales of crystal related products such as crystal units and low pass filters grew, sales of capacitors decreased due to a slowdown in demand for components in the mobile phone handset market. Appreciation of the yen also gave a negative impact. These led to a decline in overall sales of this reporting segment compared with the previous first half. Operating profit decreased significantly compared with the previous first half in this reporting segment due to lower sales and selling price erosion coupled with recording impairment losses of certain property, plant and equipment and intangible assets.

(ii) Equipment Business :

Sales in the equipment business increased by 4.1% to ¥261,155 million, while operating profit decreased by 48.6% compared with the previous first half to ¥9,826 million with an operating profit ratio of 3.8%.

1) Telecommunications Equipment Group

This reporting segment includes mobile phone handsets as well as PHS handsets, base stations for PHS/EVDO, and iBurst™ system.

Demand for mobile phone handsets in the Japanese market have decreased significantly in the second quarter. However, sales in this reporting segment increased during the first half compared with the previous first half due to the acquisition of the mobile phone business of SANYO in April and to an increase in sales of PHS related products. Operating profit in this reporting segment decreased compared with the previous first half because demand for mobile phone handsets in overseas markets stagnated, particularly in the United States, leading to intense price competition.

2) Information Equipment Group

This reporting segment includes ECOSYS brand printers and digital MFPs.

Sales and operating profit for the first half were both down in this reporting segment compared with the previous first half. This was due to weakened demand for printers and digital MFPs on the back of a substantial decline in investment in information equipment in the corporate sector caused by concerns over the economic slowdown, particularly in the United States, as well as to appreciation of the yen against the U.S. dollar.

(iii) Others :

This reporting segment includes various information and communications technology services and materials for electronic components.

Sales in this reporting segment for the first half increased by 1.6% compared with the previous first half to ¥66,306 million due primarily to an increase in sales at Kyocera Communication Systems Co., Ltd. Operating profit increased by 249.9% compared with the previous first half to ¥13,869 million, with an operating profit ratio of 20.9%, due mainly to a gain on the sale of certain real estates in Japan and overseas.

Consolidated Sales by Reporting Segment

	(Yen in millions)
	Six months ended September 30,				Increase (Decrease) (%)
	2007		2008
	Amount	%	Amount	%
Fine Ceramic Parts Group	41,286	6.5	37,345	5.6	(9.5)
Semiconductor Parts Group	73,545	11.5	82,272	12.5	11.9
Applied Ceramic Products Group	69,743	11.0	86,253	13.1	23.7
Electronic Device Group	148,562	23.3	138,018	21.0	(7.1)

Total Components Business	333,136	52.3	343,888	52.2	3.2
Telecommunications Equipment Group	113,907	17.9	135,418	20.5	18.9
Information Equipment Group	136,909	21.5	125,737	19.1	(8.2)

Total Equipment Business	250,816	39.4	261,155	39.6	4.1
Others	65,277	10.3	66,306	10.1	1.6
Adjustments and eliminations	(12,669)	(2.0)	(12,632)	(1.9)	—

Net sales	636,560	100.0	658,717	100.0	3.5

Consolidated Operating Profit by Reporting Segment
	(Yen in millions)
	Six months ended September 30,				Increase (Decrease) (%)
	2007		2008
	Amount	%*	Amount	%*
Fine Ceramic Parts Group	6,195	15.0	2,886	7.7	(53.4)
Semiconductor Parts Group	8,367	11.4	10,725	13.0	28.2
Applied Ceramic Products Group	13,434	19.3	20,728	24.0	54.3
Electronic Device Group	20,945	14.1	6,033	4.4	(71.2)

Total Components Business	48,941	14.7	40,372	11.7	(17.5)
Telecommunications Equipment Group	(103)	—	(2,373)	—	—
Information Equipment Group	19,219	14.0	12,199	9.7	(36.5)

Total Equipment Business	19,116	7.6	9,826	3.8	(48.6)
Others	3,964	6.1	13,869	20.9	249.9

Operating profit	72,021	11.3	64,067	9.7	(11.0)
Corporate	5,893	—	6,235	—	5.8
Equity in earnings of affiliates and unconsolidated subsidiaries	3,617	—	3,558	—	(1.6)
Adjustments and eliminations	(51)	—	148	—	—

Income before income taxes	81,480	12.8	74,008	11.2	(9.2)

*	% to net sales of each corresponding segment

(4) Consolidated Sales by Geographic Area

	(Yen in millions)
	Six months ended September 30,				Increase (Decrease) (%)
	2007		2008
	Amount	%	Amount	%
Japan	241,811	38.0	269,168	40.9	11.3
Europe	112,606	17.7	118,078	17.9	4.9
United States of America	126,703	19.9	117,174	17.8	(7.5)
Asia	118,594	18.6	111,834	17.0	(5.7)
Others	36,846	5.8	42,463	6.4	15.2

Net sales	636,560	100.0	658,717	100.0	3.5

1) Japan

Sales increased compared with the previous first half due mainly to an increase in sales in the Telecommunications Equipment Group, which included newly acquired mobile phone business of SANYO.

2) Europe

Sales increased compared with the previous first half due to sales growth in solar energy business in the Applied Ceramic Products Group.

3) United States of America

Sales decreased compared with the previous first half due mainly to a decline in sales of printers and digital MFPs in the Information Equipment Group.

4) Asia

Sales decreased compared with the previous first half due mainly to a decline in sales in the Electronic Device Group caused by a slowdown in demand for components.

5) Others

Sales increased compared with the previous first half due mainly to an increase in sales in the Telecommunications Equipment Group, which included newly acquired mobile phone business of SANYO.

2. Consolidated Financial Position

Cash Flow

Cash and cash equivalents at September 30, 2008 decreased by ¥111,760 million to ¥335,826 million compared with those at March 31, 2008.

	(Yen in millions)
	Six months ended September 30,
	2007	2008
Cash flows from operating activities	79,598	67,480
Cash flows from investing activities	(77,200)	(167,285)
Cash flows from financing activities	(8,481)	(13,818)
Effect of exchange rate changes on cash and cash equivalents	(1,617)	1,863
Net decrease in cash and cash equivalents	(7,700)	(111,760)
Cash and cash equivalents at beginning of period	282,208	447,586
Cash and cash equivalents at end of period	274,508	335,826

(1) Cash flow from operating activities

Net cash provided by operating activities in the first half decreased by ¥12,118 million to ¥67,480 million from ¥79,598 million in the previous first half. This was due mainly to a decrease in net income and an increase in cash outflows with payables.

(2) Cash flow from investing activities

Net cash used in investing activities in the first half increased by ¥90,085 million to ¥167,285 million from ¥77,200 million in the previous first half. This was due mainly to a decrease in sales and maturities of securities as well as increases in payments of property, plant and equipment and acquisitions of businesses.

(3) Cash flow from financing activities

Net cash used in financing activities in the first half increased by ¥5,337 million to ¥13,818 million from ¥8,481 million in the previous first half. This was due mainly to an increase in payments of short-term debt and a decrease in reissuance of treasury stock by exercises of stock option.

3. Consolidated Financial Forecasts for the Year Ending March 31, 2009

Based on the performance for the first half and the increasingly severe global economy and market environment forecast for the remaining six months ending March 31, 2009 (the “second half”), the following revisions have been made to the consolidated financial forecasts for the year ending March 31, 2009 (“fiscal 2009”) announced in April 2008.

Consolidated Forecasts for Fiscal 2009

	(Yen in millions, except per share amounts and exchange rates)
	Fiscal 2008 Results	Fiscal 2009 Forecasts Announced on		Increase (Decrease) (%)
		April 25, 2008 (Previous forecast)	October 30, 2008 (Revised forecast)
	Amount	Amount	Amount
Net sales	1,290,436	1,476,000	1,240,000	(3.9)
Profit from operations	152,420	145,000	74,000	(51.4)
Income before income taxes	174,842	165,000	94,000	(46.2)
Net income	107,244	102,000	56,000	(47.8)
Diluted earnings per share	565.80	537.91	295.19	(47.8)
Average US$ exchange rate	114	100	101	—
Average Euro exchange rate	162	155	141	—

Note : Diluted earnings per share, as set forth in the previous forecast, have been revised for the figure as of July 30, 2008 as set forth above using a number of shares calculated using the weighted average method for the three months ended June 30, 2008. The average Euro exchange rate has been also revised as of July 30, 2008.

With regard to the global economy in the second half, turmoil in financial markets is expected to further impact the real economy, making the business downturn even more pronounced in Japan, the United States, Europe and elsewhere. Due to this harsh economic environment, sales of digital consumer equipment in the Christmas selling season are expected to be relatively quiet, and accordingly Kyocera forecasts component demand in the second half to slump on the whole. In addition, we forecast sales of the Telecommunications Equipment Group and the Information Equipment Group to fall below the previous forecasts, due to a slowdown in demand for mobile phone handsets in Japan and overseas, and to restrained investment in information equipment in the corporate sector and continued appreciation of the yen against the Euro, respectively.

As a result, Kyocera forecasts consolidated net sales to be ¥236 billion lower than the previous forecast. Due to the expected lower net sales, profits are also expected to fall below the previous forecasts.

Although the business environment is expected to become tougher in the second half, Kyocera will promote initiatives to secure orders and to minimize costs throughout the group, while also working to further strengthen development, production and sales departments aimed at boosting profitability. Moreover, Kyocera will pursue synergistic effects with the mobile phone handset business, acquired from SANYO in April 2008 to accelerate the establishment of sturdier business foundations in the Telecommunications Equipment Group. Kyocera will in addition increase its efforts to expand the solar energy business, the market for which is growing worldwide spurred by rising environmental awareness.

Consolidated Sales by Reporting Segment

	(Yen in millions)
	Fiscal 2008 Results	Fiscal 2009 Forecasts Announced on		Increase (Decrease) (%)
		April 25, 2008 (Previous forecast)	October 30, 2008 (Revised forecast)
	Amount	Amount	Amount
Fine Ceramic Parts Group	81,309	81,500	70,000	(13.9)
Semiconductor Parts Group	154,538	155,000	144,000	(6.8)
Applied Ceramic Products Group	149,942	179,000	174,000	16.0
Electronic Device Group	294,201	281,000	250,000	(15.0)

Total Components Business	679,990	696,500	638,000	(6.2)
Telecommunications Equipment Group	220,817	366,000	250,000	13.2
Information Equipment Group	276,746	290,000	239,000	(13.6)

Total Equipment Business	497,563	656,000	489,000	(1.7)
Others	138,494	146,000	138,000	(0.4)
Adjustments and eliminations	(25,611)	(22,500)	(25,000)	—

Net sales	1,290,436	1,476,000	1,240,000	(3.9)

Consolidated Operating Profit by Reporting Segment

	(Yen in millions)
		Fiscal 2009 Forecasts Announced on		Increase (Decrease) (%)
	Fiscal 2008 Results	April 25, 2008 (Previous forecast)	October 30, 2008 (Revised forecast)
	Amount	Amount	Amount
Fine Ceramic Parts Group	11,167	10,000	3,800	(66.0)
Semiconductor Parts Group	20,027	20,500	16,000	(20.1)
Applied Ceramic Products Group	32,655	33,000	34,200	4.7
Electronic Device Group	36,524	31,000	9,000	(75.4)

Total Components Business	100,373	94,500	63,000	(37.2)
Telecommunications Equipment Group	6,786	5,000	(17,300)	—
Information Equipment Group	39,538	35,000	19,000	(51.9)

Total Equipment Business	46,324	40,000	1,700	(96.3)
Others	9,635	14,500	15,500	60.9

Operating profit	156,332	149,000	80,200	(48.7)
Corporate and others	18,510	16,000	13,800	(25.4)

Income before income taxes	174,842	165,000	94,000	(46.2)

Note : Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following lists.

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia, particularly China

(2)	Unexpected changes in economic, political and legal conditions in China

(3)	Our ability to develop, launch and produce innovative products, including meeting quality and delivery standards, and our ability to otherwise meet the advancing technological requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components

(4)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes which may adversely affect our production yields and operating results

(5)	Factors that may affect our exports, including a strong yen, political and economic instability, difficulties in collection of accounts receivable, decrease in cost competitiveness of our products, increases in shipping and handling costs, difficulty in staffing and managing international operations and inadequate protection of our intellectual property

(6)	Changes in exchange rates, particularly between the yen and the U.S. dollar and euro, respectively, in which we make significant sales

(7)	Inability to secure skilled employees, particularly engineering and technical personnel

(8)	Insufficient protection of our trade secrets and patents

(9)	Our continuing to hold licenses to manufacture and sell certain of our products

(10)	The possibility that future initiatives and in-process research and development may not produce the desired results

(11)	The possibility that companies or assets acquired by us may require more cost than expected for integration, and may not produce the returns or benefits, or bring in business opportunities, which we expect

(12)	Events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of disease

(13)	The occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located

(14)	The possibility of future tightening of environmental laws and regulations in Japan and other countries which may increase our environmental liability and compliance obligations

(15)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us

(16)	Changes in accounting principles

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

4. Other Information

Change in accounting principles, procedures and financial statements’ presentation:

Recently adopted Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements.” The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements related to financial assets and financial liabilities are effective April 1, 2008. The adoption of SFAS No. 157 for financial assets and financial liabilities has no material impact on Kyocera’s consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No.87, 88, 106, and 132 (R).” SFAS No. 158 requires an employer to measure the funded status of a benefit plan as of the date of its fiscal year-end statement of financial position for the years ending after December 15, 2008. Kyocera adopts this measurement date provision in the year ending March 31, 2009 and starts to measure the funded status of its benefit plans at the date of its fiscal year-end statement of financial position. As a result of applying the transition method of this provision, retained earnings and other comprehensive income at the beginning of the first quarter decreased by ¥522 million and ¥418 million, respectively.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” SFAS No.159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS No.159 is effective beginning after April 1, 2008. The adoption of SFAS No. 159 has no significant impact on Kyocera’s consolidated results of operations or financial position.

5. Consolidated Financial Statements

(1) CONSOLIDATED BALANCE SHEETS

	(Yen in millions)
	(Unaudited)				Increase (Decrease)
	September 30, 2008		March 31, 2008
	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥335,826		¥447,586		¥(111,760)
Short-term investments	222,023		147,503		74,520
Trade notes receivables	19,333		20,375		(1,042)
Trade accounts receivables	210,031		205,522		4,509
Less allowances for doubtful accounts and sales returns	(4,557)		(4,352)		(205)
Inventories	217,255		205,212		12,043
Deferred income taxes	40,346		41,244		(898)
Other current assets	59,349		55,135		4,214

Total current assets	1,099,606	55.2	1,118,225	56.6	(18,619)

Non-current assets :
Investments and advances :
Investments in and advances to affiliates and unconsolidated subsidiaries	20,380		16,753		3,627
Securities and other investments	425,181		437,369		(12,188)

Total investments and advances	445,561	22.4	454,122	23.0	(8,561)
Property, plant and equipment :
Land	59,743		57,155		2,588
Buildings	293,650		274,206		19,444
Machinery and equipment	737,395		718,812		18,583
Construction in progress	7,415		17,920		(10,505)
Less accumulated depreciation	(803,454)		(782,194)		(21,260)

Total property, plant and equipment	294,749	14.8	285,899	14.4	8,850
Goodwill	59,642	3.0	39,794	2.0	19,848
Intangible assets	43,686	2.2	29,829	1.5	13,857
Other assets	47,071	2.4	48,877	2.5	(1,806)

Total non-current assets	890,709	44.8	858,521	43.4	32,188

Total assets	¥1,990,315	100.0	¥1,976,746	100.0	¥13,569

	(Yen in millions)
	(Unaudited)				Increase (Decrease)
	September 30, 2008		March 31, 2008
	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥6,305		¥7,279		¥(974)
Current portion of long-term debt	3,284		3,432		(148)
Trade notes and accounts payable	100,277		95,390		4,887
Other notes and accounts payable	59,678		66,757		(7,079)
Accrued payroll and bonus	45,713		43,207		2,506
Accrued income taxes	20,015		27,118		(7,103)
Other accrued liabilities	35,411		32,815		2,596
Other current liabilities	26,454		25,684		770

Total current liabilities	297,137	15.0	301,682	15.3	(4,545)

Non-current liabilities :
Long-term debt	6,369		8,298		(1,929)
Accrued pension and severance liabilities	14,849		15,041		(192)
Deferred income taxes	109,326		118,016		(8,690)
Other non-current liabilities	17,230		17,542		(312)

Total non-current liabilities	147,774	7.4	158,897	8.0	(11,123)

Total liabilities	444,911	22.4	460,579	23.3	(15,668)

Minority interests in subsidiaries	66,563	3.3	65,002	3.3	1,561
Stockholders’ equity :
Common stock	115,703		115,703		—
Additional paid-in capital	163,082		162,864		218
Retained earnings	1,177,181		1,143,821		33,360
Accumulated other comprehensive income	35,445		44,066		(8,621)
Treasury stock, at cost	(12,570)		(15,289)		2,719

Total stockholders’ equity	1,478,841	74.3	1,451,165	73.4	27,676

Total liabilities, minority interests and stockholders’ equity	¥1,990,315	100.0	¥1,976,746	100.0	¥13,569

Note: Accumulated other comprehensive income is as follows :

	(Yen in millions)
	September 30, 2008	March 31, 2008
Net unrealized gains on securities	¥55,490	¥64,799
Net unrealized (losses) gains on derivative financial instruments	¥(51)	¥196
Pension adjustments	¥11,497	¥12,865
Foreign currency translation adjustments	¥(31,491)	¥(33,794)

(2) CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	(Yen in millions and shares in thousands, except per share amounts)
	Six months ended September 30,				Increase (Decrease)
	2007		2008
	Amount	%	Amount	%	Amount	%
Net sales	¥636,560	100.0	¥658,717	100.0	¥22,157	3.5
Cost of sales	441,327	69.3	473,285	71.8	31,958	7.2

Gross profit	195,233	30.7	185,432	28.2	(9,801)	(5.0)

Selling, general and administrative expenses	127,410	20.0	123,203	18.8	(4,207)	(3.3)

Profit from operations	67,823	10.7	62,229	9.4	(5,594)	(8.2)

Other income (expenses) :
Interest and dividend income	9,742	1.5	8,271	1.3	(1,471)	(15.1)

Interest expense	(859)	(0.1)	(406)	(0.1)	453	—

Foreign currency transaction gains (losses), net	412	0.0	(125)	(0.0)	(537)	—

Equity in earnings of affiliates and unconsolidated subsidiaries	3,617	0.6	3,558	0.5	(59)	(1.6)

Other, net	745	0.1	481	0.1	(264)	(35.4)

Total other income	13,657	2.1	11,779	1.8	(1,878)	(13.8)

Income before income taxes and minority interests	81,480	12.8	74,008	11.2	(7,472)	(9.2)

Income taxes	27,164	4.3	26,141	3.9	(1,023)	(3.8)

Income before minority interests	54,316	8.5	47,867	7.3	(6,449)	(11.9)

Minority interests	(3,696)	(0.5)	(2,618)	(0.4)	1,078	—

Net income	¥50,620	8.0	¥45,249	6.9	¥(5,371)	(10.6)

Earnings per share :
Net income :
Basic	¥267.66		¥238.63
Diluted	¥267.06		¥238.52

Weighted average number of shares of common stock outstanding:
Basic	189,119		189,621
Diluted	189,548		189,706

Notes:

1.	Kyocera applies the SFAS No.130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for the six months ended September 30, 2007 and 2008 were an increase of ¥16,216 million and an increase of ¥37,046 million, respectively.
2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the weighted average number of shares of common stock outstanding during each period, and diluted earnings per share was computed based on the diluted weighted average number of shares of stock outstanding during each period.

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	(Yen in millions)
	Six months ended September 30,
	2007	2008
Cash flows from operating activities :
Net income	¥50,620	¥45,249
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	42,936	47,934
Write-down of inventories	3,043	2,772
Minority interests	3,696	2,618
Equity in earnings of affiliates and unconsolidated subsidiaries	(3,617)	(3,558)
Losses (gains) on sales of property, plant and equipment, and intangible assets, net	554	(10,219)
Decrease in receivables	10,188	41,035
(Increase) decrease in inventories	1,185	(5,628)
Decrease in notes and accounts payable	(13,681)	(41,605)
Decrease in accrued income taxes	(11,386)	(8,021)
Increase (decrease) in other current liabilities	2,603	(436)
Other, net	(6,543)	(2,661)

Net cash provided by operating activities	79,598	67,480

Cash flows from investing activities :
Payments for purchases of securities	(16,194)	(25,362)
Proceeds from sales and maturities of securities	97,499	25,168
Acquisitions of businesses, net of cash acquired	(26,771)	(38,693)
Payments for purchases of property, plant and equipment, and intangible assets	(32,520)	(51,080)
Proceeds from sales of property, plant and equipment, and intangible assets	462	11,555
Acquisition of certificate deposits and time deposits	(206,872)	(187,304)
Withdrawal of certificate deposits and time deposits	109,284	99,359
Other, net	(2,088)	(928)

Net cash used in investing activities	(77,200)	(167,285)

Cash flows from financing activities :
Increase (decrease) in short-term debt	1,983	(1,176)
Payments of long-term debt	(4,299)	(2,212)
Dividends paid	(12,060)	(12,194)
Purchase of treasury stock	(156)	(155)
Reissuance of treasury stock	6,688	2,995
Other, net	(637)	(1,076)

Net cash used in financing activities	(8,481)	(13,818)

Effect of exchange rate changes on cash and cash equivalents	(1,617)	1,863

Net decrease in cash and cash equivalents	(7,700)	(111,760)
Cash and cash equivalents at beginning of period	282,208	447,586

Cash and cash equivalents at end of period	¥274,508	¥335,826

(4) SEGMENT INFORMATION (Unaudited)

Reporting segments :	(Yen in millions)
	Six months ended September 30,		Increase (Decrease)
	2007	2008
	Amount	Amount	Amount	%
Net sales :
Fine Ceramic Parts Group	¥41,286	¥37,345	¥(3,941)	(9.5)
Semiconductor Parts Group	73,545	82,272	8,727	11.9
Applied Ceramic Products Group	69,743	86,253	16,510	23.7
Electronic Device Group	148,562	138,018	(10,544)	(7.1)
Telecommunications Equipment Group	113,907	135,418	21,511	18.9
Information Equipment Group	136,909	125,737	(11,172)	(8.2)
Others	65,277	66,306	1,029	1.6
Adjustments and eliminations	(12,669)	(12,632)	37	—

	¥636,560	¥658,717	¥22,157	3.5

Operating profit :
Fine Ceramic Parts Group	¥6,195	¥2,886	¥(3,309)	(53.4)
Semiconductor Parts Group	8,367	10,725	2,358	28.2
Applied Ceramic Products Group	13,434	20,728	7,294	54.3
Electronic Device Group	20,945	6,033	(14,912)	(71.2)
Telecommunications Equipment Group	(103)	(2,373)	(2,270)	—
Information Equipment Group	19,219	12,199	(7,020)	(36.5)
Others	3,964	13,869	9,905	249.9

	72,021	64,067	(7,954)	(11.0)

Corporate	5,893	6,235	342	5.8
Equity in earnings of affiliates and unconsolidated subsidiaries	3,617	3,558	(59)	(1.6)
Adjustments and eliminations	(51)	148	199	—

Income before income taxes and minority interests	¥81,480	¥74,008	¥(7,472)	(9.2)

Geographic segments (Sales and Operating profits by geographic area) :

	(Yen in millions)
	Six months ended September 30,		Increase
	2007	2008	(Decrease)
	Amount	Amount	Amount	%
Net sales :
Japan	¥255,785	¥283,589	¥27,804	10.9
Intra-group sales and transfer between geographic areas	194,451	218,708	24,257	12.5

	450,236	502,297	52,061	11.6

Europe	118,012	122,509	4,497	3.8
Intra-group sales and transfer between geographic areas	20,947	16,348	(4,599)	(22.0)

	138,959	138,857	(102)	(0.1)

United States of America	146,131	141,660	(4,471)	(3.1)
Intra-group sales and transfer between geographic areas	15,872	14,826	(1,046)	(6.6)

	162,003	156,486	(5,517)	(3.4)

Asia	104,180	98,032	(6,148)	(5.9)
Intra-group sales and transfer between geographic areas	90,166	119,132	28,966	32.1

	194,346	217,164	22,818	11.7

Others	12,452	12,927	475	3.8
Intra-group sales and transfer between geographic areas	8,050	7,149	(901)	(11.2)

	20,502	20,076	(426)	(2.1)

Adjustments and eliminations	(329,486)	(376,163)	(46,677)	—

	¥636,560	¥658,717	¥22,157	3.5

Operating Profit :
Japan	¥46,493	¥39,292	¥(7,201)	(15.5)
Europe	5,565	4,373	(1,192)	(21.4)
United States of America	4,144	2,362	(1,782)	(43.0)
Asia	12,950	18,700	5,750	44.4
Others	1,777	635	(1,142)	(64.3)

	70,929	65,362	(5,567)	(7.8)
Adjustments and eliminations	1,041	(1,147)	(2,188)	—

	71,970	64,215	(7,755)	(10.8)

Corporate	5,893	6,235	342	5.8
Equity in earnings of affiliates and unconsolidated subsidiaries	3,617	3,558	(59)	(1.6)

Income before income taxes and minority interests	¥81,480	¥74,008	¥(7,472)	(9.2)

Geographic segments (Sales by region) :

	(Yen in millions)
	Six months ended September 30,				Increase (Decrease)
	2007		2008
	Amount	%	Amount	%	Amount	%
Japan	¥241,811	38.0	¥269,168	40.9	¥27,357	11.3
Europe	112,606	17.7	118,078	17.9	5,472	4.9
United States of America	126,703	19.9	117,174	17.8	(9,529)	(7.5)
Asia	118,594	18.6	111,834	17.0	(6,760)	(5.7)
Others	36,846	5.8	42,463	6.4	5,617	15.2

Net sales	¥636,560	100.0	¥658,717	100.0	¥22,157	3.5

Sales outside Japan	¥394,749		¥389,549		¥(5,200)	(1.3)
Sales outside Japan to net sales	62.0%		59.1%

(5) Cautionary statement for premise of a going concern

Not applicable.

(6) Cautionary statement for significant changes in shareholders’ equity

Not applicable.

6. Supplemental Information

	(Yen in millions)
	Six months ended September 30,				Increase (Decrease)
	2007		2008
	Amount	% of net sales	Amount	% of net sales	%
Capital expenditures	¥32,592	5.1	¥36,980	5.6	13.5
Depreciation	37,291	5.9	40,413	6.1	8.4
R&D expenses	31,060	4.9	35,362	5.4	13.9